                                                                      EXHIBIT 21

                          SUBSIDIARIES OF THE COMPANY

AFP Hospitality Corp.
AFP Realty Corp.
Metex Mfg. Corporation
55 Subsidiaries of United Capital Corp. that invest in and manage real estate
1 Subsidiary of AFP Hospitality Corp. that owns and operates a hotel
35 Subsidiaries of AFP Realty Corp. that invest in and manage real estate